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Exhibit 23 - Consent of Certified Public Accountant

Board of Directors
Highlands Bankshares, Inc.


   We consent to the use of our report, dated January 19, 2001, relating to the consolidated balance sheets of Highlands Bankshares, Inc. as of December 31, 2000 and 1999, and the related statements of income, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2000, which report appears on page 24 in the December 31, 2000 Annual Report to Shareholders of Highlands Bankshares, Inc. and page 46 of this 10K.

                                        S. B. Hoover & Company, L.L.P.





Harrisonburg, VA
March 22, 2001